Filed by Johnson & Johnson
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Johnson & Johnson
Commission File No.: 1-3215

FOR IMMEDIATE RELEASE
Johnson & Johnson Launches Exchange Offer for Separation of Kenvue Inc.
Separation enhances Company focus on Pharmaceutical and MedTech Research & Development to deliver innovative and differentiated health outcomes
Johnson & Johnson shareholders can exchange all, some or none of their shares of Johnson & Johnson common stock for shares of Kenvue
Provides Johnson & Johnson shareholders with option for a tax-free exchange for U.S. Federal income tax purposes
New Brunswick, NJ (July 24, 2023) – Johnson & Johnson (NYSE: JNJ) today announced its intention to split-off at least 80.1% of the shares of Kenvue Inc. (NYSE: KVUE) (“Kenvue”) through an exchange offer. Kenvue, formerly Johnson & Johnson’s Consumer Health business, completed its initial public offering (“IPO”) in May 2023. Through the planned exchange offer, Johnson & Johnson shareholders can exchange all, some or none of their shares of Johnson & Johnson common stock for shares of Kenvue common stock, subject to the terms of the offer. The exchange offer is expected to be tax-free for U.S. Federal income tax purposes.
Johnson & Johnson also announced today that, in connection with the planned split-off, it has received a waiver of the 180-day lock up with respect to the shares of Kenvue common stock held by it from the joint lead book-running managers of the IPO.
“The separation of Kenvue further sharpens Johnson & Johnson’s focus on transformational innovation specifically in Pharmaceutical and MedTech” said Joaquin Duato, Chairman and Chief Executive Officer of Johnson & Johnson. “We believe now is the right time to distribute our Kenvue shares, and we are confident that a split-off is the appropriate path forward to bring value to our shareholders.”
The exchange offer will permit Johnson & Johnson shareholders to exchange some, all or none of their shares of Johnson & Johnson common stock for shares of Kenvue common stock at a 7% discount, subject to an upper limit of 8.0549 shares of Kenvue common stock per share of Johnson & Johnson common stock tendered and accepted in the exchange offer. If the upper limit is not in effect, tendering shareholders are expected to receive approximately $107.53 of Kenvue common stock for every $100 of Johnson & Johnson common stock tendered.
Johnson & Johnson will determine the prices at which shares of Johnson & Johnson common stock and shares of Kenvue common stock will be exchanged by reference to the arithmetic average of the daily volume-weighted average prices of shares of Johnson & Johnson common stock and Kenvue common stock on the NYSE during the three consecutive trading days ending on and including the second trading day preceding the expiration date of the exchange offer, which are expected to be August 14, 15 and 16, 2023, if the exchange offer is not extended or terminated. The final exchange ratio, reflecting the number of shares of Kenvue common stock that tendering shareholders will receive for each share of Johnson & Johnson common stock accepted in the exchange offer, will be announced by press release by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be August 18, 2023). The final exchange ratio, when announced, and a daily indicative exchange ratio beginning on the third trading day of the exchange offer period, also will be available at www.JNJSeparation.com.

The completion of the exchange offer is subject to certain conditions, including: at least 460,149,135 shares of Kenvue common stock being distributed in exchange for shares of Johnson & Johnson common stock validly tendered in the exchange offer; and the receipt of an opinion of counsel that the exchange offer will qualify for tax-free treatment to Johnson & Johnson and its participating stockholders.
Johnson & Johnson currently owns 1,716,160,000 shares of Kenvue common stock, representing approximately 89.6% of the total outstanding shares of Kenvue common stock. Johnson & Johnson is offering to exchange up to 1,533,830,450 shares of Kenvue common stock for outstanding shares of Johnson & Johnson common stock in the exchange offer. If the exchange offer is consummated but not fully subscribed, Johnson & Johnson intends to make a tax-free distribution to its shareholders of the shares of Kenvue common stock that were offered but not exchanged in the exchange offer effected as a dividend on a pro rata basis to holders of Johnson & Johnson common stock as of the record date. The record date for the clean-up spin-off, if any, is expected to be seven business days following the expiration date of the exchange offer.
The exchange offer is voluntary for Johnson & Johnson shareholders. No action is necessary for Johnson & Johnson shareholders who choose not to participate.
The terms and conditions of the exchange offer will be outlined in a registration statement on Form S-4 to be filed by Kenvue with the Securities and Exchange Commission (“SEC”) and a tender offer statement on Schedule TO to be filed by Johnson & Johnson with the SEC today.
Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC will serve as dealer managers for the exchange offer.
About Johnson & Johnson
At Johnson & Johnson, we believe good health is the foundation of vibrant lives, thriving communities and forward progress. That’s why for more than 135 years, we have aimed to keep people well at every age and every stage of life. Today, as the world’s largest, most diversified healthcare products company, we are committed to using our reach and size for good. We strive to improve access and affordability, create healthier communities, and put a healthy mind, body and environment within reach of everyone, everywhere. We are blending our heart, science and ingenuity to profoundly change the trajectory of health for humanity.
Forward Looking Statements
This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts.
Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.
Additional Information and Where to Find It
This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. If the exchange offer is commenced, Kenvue will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a Prospectus. There can be no assurances that Johnson & Johnson will commence the exchange offer on the terms described in this document or at all. The exchange offer will be made solely by the Prospectus. The Prospectus will contain important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
Johnson & Johnson will file with the SEC a Schedule TO, which will contain important information about the exchange offer.
Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com.
Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).
Investor Relations:
Jessica Moore
investor-relations@its.jnj.com
Media Relations:
Jake Sargent
media-relations@its.jnj.com
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